STATE OF NEW YORK
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APR 16 2024

Washington, DC

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ODEON CAPITAL GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 LEXINGTON AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

AARON DORFMAN	212-257-5035	ADORFMAN@ODEONCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRAGER METIS CPAS LLC
(Name – if individual, state last, first, and middle name)

222 MOUNT AIRY ROAD	BASKING RIDGE	NJ	07920
(Address)	(City)	(State)	(Zip Code)

09/29/2003	273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Dorfman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Odeon Capital Group LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRET SABLOSKY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SA6382823
Qualified in New York County
Commission Expires August 7, 2026

Signature:

Title:
CFO

Notary Public APRIL 15, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	3,139,170
Due from broker		6,451,273
Receivable from Hilltop Securities Inc., net		2,670,544
Commissions receivable, net		2,414,307
Securities owned, at fair value		27,892,370
Other assets		837,664
Right-of-use assets - operating leases		5,545,725
Property, equipment and leasehold improvements, net		288,092
Total Assets	$	49,239,145

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased, at fair value	$	7,053,476
Securities sold under repurchase agreements		15,286,060
Accounts payable and accrued expenses		5,632,882
Commission payable		3,072,295
Stock payable		150,237
Accrued NYC unincorporated business tax		6,272
Operating lease liabilities		6,330,270
Total Liabilities		37,531,492
MEMBERS' EQUITY		11,707,653
Total Liabilities and Members' Equity	$	49,239,145

See accompanying notes to the financial statement.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

Note 1 – Nature of Business

Odeon Capital Group, LLC (the "Company") is a New York Limited Liability Company registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; referring securities transactions to other broker-dealers, or providing technology or platform services; and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Note 2 – Summary of Significant Accounting Policies

a) Basis of Presentation

This financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") and follows the account and reporting guidance in FASB ASC Topic 940, Financial Services – Brokers and Dealers.

Note 2 – Summary of Significant Accounting Policies (continued)

b) Income Taxes

For federal and state income tax purposes, the Company is treated as a partnership and as such is not subject to U.S. federal and state income tax. Therefore, no provision for federal and state income tax is recorded. The Company is subject to an entity level tax and non-resident partner taxes for certain states. The Company is also subject to the NYC unincorporated business tax. The Manager periodically evaluates tax positions that the Company has taken, expects to take or that are otherwise relevant to the Company for purposes of determining whether any relevant tax positions would "more-likely-than-not" be sustained by the applicable tax authority. Company management has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for tax years that may be open.

On April 19, 2021, New York State created the Pass-Through Entity Tax ("PTET) which permits Partnerships and S-Corporations to make an annual election to be taxed at the entity level at a graduated tax rate which is based on the Company's annual income. Effective for the 2023 tax year, the Company has elected to be taxed in accordance with the provisions of the PTET, which will subject the Company to a minimum tax rate of 6.85% on annual taxable income allocated to its members. The provisional tax implication of the PTET is based on currently available information and interpretations, which are continuing to evolve. Recent industry interpretation of recording PTET in the financial statement determined that PTET should be treated as member distributions rather than expense. The Company will adopt this interpretation for the year ending December 31, 2024. The Company will continue to analyze additional information and guidance related to the PTET as supplemental legislation, regulatory guidance, or technical interpretations become available. The final impacts may differ from amounts recorded for the year ended December 31, 2023. For the year ended December 31, 2023, the Company did not pay any New York State PTET.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds and certificates of deposit with original maturities of three months or less to be cash equivalents.

At December 31, 2023, the Company had $470,314 of restricted cash, which is in a Certificate of Deposit at First Republic Bank that backs a standby letter of credit.

d) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost.

The Company's policy is to capitalize any expenditures on equipment in excess of $500, any expenditures on office furniture and any expenditures on improvements to the office. There were no impairments of fixed assets assessed during the year ended December 31, 2023.

Note 2 – Summary of Significant Accounting Policies (continued)

e) Fair Value Measurements

The Company carries its investments at fair value. ASC Topic 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Equities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of bonds are determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP.

Mortgage backed securities, for which the Company receives third-party pricing, are classified as Level 2 inputs as these bonds tend to be illiquid and thus pricing is based on similar bonds.

Level 3 bonds and equities are securities for which the Company holds physical certificates and for which there are no observable markets. These securities are valued at cost. Equities that the Company received as compensation for private placements are Level 3 inputs and are valued at the price of the most recent capital raise.

Note 2 – Summary of Significant Accounting Policies (continued)

e) Fair Value Measurements (concluded)

The Company is consistent in its valuation of Level 2 and Level 3 securities and believes its methods are appropriate. Estimated values could differ from values should a readily available market exist for such items. The table below summarizes the valuation of the Company's investments by fair value hierarchy levels as of December 31, 2023.

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 23,454,829	$ -	$ -	$ 23,454,829
Mortgage-backed securities	-	841,464	128,822	970,286
Equities	2,021,820	-	1,445,435	3,467,255
Total	$ 25,476,649	$ 841,464	$ 1,574,257	$ 27,892,370

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 7,053,476	$ -	$ -	$ 7,053,476
Mortgage-backed securities	-	-	-	-
Equities	-	-	-	-
Total	$ 7,053,476	$ -	$ -	$ 7,053,476

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2023.

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year-End	Realized Gains and (Losses) Related to Assets No Longer Held	Investment Banking Realized Gains and (Losses) No Positions Held at Year-End	Purchases, Issuances, and Settlements	Transfers In (Out)	Ending Balance
ASSETS							
Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	117,026	-	-	-	11,796	-	128,822
Equities	1,430,878	-	-	-	14,557	-	1,445,435
Total	$ 1,547,904	$ -	$ -	$ -	$ 26,353	$ -	$ 1,574,257
Liabilities							
Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	-	-	-	-	-	-	-
Equities							-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Note 2 – Summary of Significant Accounting Policies (continued)

f) Current Expected Credit Losses (CECL)

In January 2016, FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (ASU Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The FASB subsequently issued additional ASUs which amended and clarified the originally issued guidance. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. ASU 2016-13 revises the accounting requirements related to the measurement of credit losses and requires companies to measure all expected credit losses for financial assets based on historical experience, current conditions, and reasonable and supportable forecasts about collectability. Under the standard, disclosures are required to provide users of the financial statement with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to this guidance are trade accounts receivable. The Company adopted this standard and related subsequent clarifying standards, as applicable, effective January 1, 2023, using a modified retrospective approach. The impact of the adoption was not considered material to the financial statement and primarily resulted in enhanced disclosures.

g) Leases

The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee.

Since the implicit rates of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Note 2 – Summary of Significant Accounting Policies (concluded)

g) Leases (concluded)

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

h) Use of Estimates

Management uses estimates and assumptions in preparing the financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities. The use of estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates, and the differences may be material.

Note 3 – Commitments and Contingencies

Leases

The Company rents its primary office space pursuant to a lease agreement expiring May 31, 2029, as well as a satellite office pursuant to a lease agreement expiring August 31, 2024 and a satellite office pursuant to a lease agreement expiring February 28, 2026. The Company classifies these leases as operating leases. The lease for the primary office contains a renewal option for a period of five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Note 3 – Commitments and Contingencies (continued)

Leases (concluded)

Amounts reported in the balance sheet as of December 31, 2023, are as follows:

Operating Leases:	
ROU assets operating lease	$ 5,545,725
Operating lease liabilities	6,330,270

Other information related to leases as of December 31, 2023, was as follows:

Supplemental cash flow information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flow from operating leases	$ 1,337,503
ROU assets obtained in exchange for lease liabilities:	
Operating leases	$ 890,995
Reductions to ROU assets resulting from reductions to lease liabilities:	
Operating leases	$(1,336,752)
Weighted-average remaining lease term:	
Operating leases	5.3 years
Weighted-average discount rate:	
Operating leases	6.0%

Maturities of lease liabilities under operating leases for the years ended December 31, are as follows:

2024	$ 1,398,647
2025	1,414,211
2026	1,364,527
2027	1,381,003
2028	1,415,528
Thereafter	602,040
Total undiscounted lease payments	$ 7,575,956
Less interest	(1,245,686)
Total lease liabilities	$ 6,330,270

The Company established a standby letter of credit that expires on May 31, 2029 in the amount of $470,314, which is collateralized by a certificate of deposit to secure the lease.

Note 3 – Commitments and Contingencies (concluded)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 4 – Concentrations and Credit Risk

Concentrations of Credit Risk

The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Financial Statement with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consists of the following at December 31, 2023:

Furniture and fixtures and machinery and equipment	$ 979,716
Capital improvements	117,521
	1,097,237
Less: accumulated depreciation	(809,145)
	$ 288,092

Note 6 – Pending Litigation

The Company is facing litigation, as a plaintiff, in two separate lawsuits. On September 18, 2023, Odeon filed suit in the New York Supreme Court against an investment banking client and its transfer agent. The Complaint alleges that the defendants have unlawfully refused to pay an earned deferred underwriting fee of $1,255,800. The Complaint seeks compensatory and punitive damages in connection with Defendants' alleged breaches of their contractual and fiduciary duties. The transfer agent has filed an answer to the Complaint and the banking client has filed a partial motion to dismiss the Complaint. No counterclaims have been asserted. The litigation is in it earliest stages and the Company intends to vigorously pursue its claim to full recovery of the amounts owed, with interest, plus such other relief as the court deems equitable and just. The Company is ninety (90) percent confident that it will be awarded one hundred (100) percent of its claim. Thus, the Company calculated an allowance of $125,880 as of December 31, 2023.

On February 22, 2024, the Company filed an arbitration claim with FINRA Dispute Resolution against one of its former clearing firms. The Statement of Claim alleges that the Company's former clearing firm converted over $3.8 million of the Company's funds from its clearing deposit account without any legal basis. The Statement of Claim seeks to recover the amounts converted, plus interest, punitive damages, and such other relief as the arbitrators deem equitable and just. The arbitration is in its earliest stages and the Company intends to vigorously pursue its claim to full recovery of the amounts owed, with interest, plus such other relief as the court deems equitable and just. The Company is seventy-five (75) percent confident that it will be awarded one hundred (100) percent of its claim. Thus, the Company calculated an allowance of $890,181 as of December 31, 2023.

Note 7 – Prior Period Adjustment

Retained earnings at the beginning of 2023 have been adjusted for a loss contingency recognized in error in the prior year. The correction decreases retained earnings for 2023 by $1,281,164. There is no tax effect to the Company, as the Company is a limited liability company, taxed as a partnership, thus the Company is not liable for any Federal or State income taxes other than minimal state fees for limited liability companies.

Note 8 – Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and the percentage of aggregate indebtedness, both as defined, shall not exceed 1500%. At December 31, 2023, the Company had Net Capital of $3,148,286 which was $2,505,204 in excess of its required net capital of $643,082. The Company's ratio of indebtedness to net capital was 306.40%.

Note 9 – Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2024 and April 12, 2024 which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement. See Note 6.

PragerMetis

Report of Independent Registered Public Accounting Firm

To the Members
of Odeon Capital Group, LLC

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Odeon Capital Group, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Odeon Capital Group, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as Odeon Capital Group, LLC's auditor since 2022.
Basking Ridge, New Jersey
April 12, 2024